SKK Holdings Limited

27 First Lok Yang Road

Singapore 629735

September 16, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Pearlyne Paulemon
Brigitte Lippmann
Division of Corporate Finance
Office of Real Estate & Construction

Re:	SKK Holdings Limited Request for Acceleration
Registration Statement on Form F-1
File No. 333-276744

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), SKK Holdings Limited, a Cayman Islands company (the “Company”), respectfully requests that the effective date of its Registration Statement on Form F-1 (File No. 333-276744) (the “Registration Statement”), be accelerated so that it will become effective at 4:30 p.m., Eastern Time, on Wednesday, September 18, 2024, or as soon thereafter as possible.

In making this acceleration request, the Company acknowledges that:

(i)	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii)	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy of the disclosure in the Registration Statement; and

(iii)	the Company may not assert comments of the Commission or the staff and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Once the Registration Statement is effective, please orally confirm the event with our counsel, TroyGould PC by calling David Ficksman at (310) 789-1290 or Joilene Wood at (415) 305-4651. We also respectfully request that a copy of the written order from the Commission verifying the effective time and date of the Registration Statement be sent to our counsel, TroyGould PC, Attention: David Ficksman, by facsimile to (310)789-1290 or email at dficksman@troygould.com.

If you have any questions regarding this request, please contact David Ficksman at (310) 789-1290.

Very truly yours,

By:	/s/ Koon Kiat Sze
Name:	Koon Kiat Sze
Title:	Chief Executive Officer

cc:	David Ficksman, TroyGould PC
R. Joilene Wood, TroyGould PC